Exhibit 12

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2004	2003
Earnings available to cover fixed charges:
Income before minority interests in income and discontinued operations	$16,365	$17,755
Minority interests not convertible into Common Stock	(244)	(243)
Operating income from discontinued operations	—	707
Interest expense	15,677	14,441

Earnings available to cover fixed charges	$31,798	$32,660

Fixed charges:
Interest expense	$15,677	$14,441
Interest capitalized	1,866	3,082

Fixed charges	$17,543	$17,523

Preferred stock dividends	2,183	2,657

Fixed charges and preferred stock dividends	$19,726	$20,180

Earnings available to cover fixed charges	$31,798	$32,660
Divided by fixed charges	$17,543	$17,523

Ratio of earnings to fixed charges	1.8x	1.9x

Earnings available to cover fixed charges	$31,798	$32,660
Divided by fixed charges and preferred stock dividends	$19,726	$20,180

Ratio of earnings to combined fixed charges and preferred stock dividends	1.6x	1.6x